Exhibit 24

POWER OF ATTORNEY

Each of the undersigned directors and officers of Scott's Liquid Gold-Inc. (the "Company") hereby authorizes Mark E. Goldstein and Jeffry B. Johnson, and each of them, as their true and lawful attorneys-in-fact and agents (1) to sign in the name of each such person and file with the Securities and Exchange Commission a Registration Statement on an appropriate form, and any and all amendments (including post-effective amendments) to such Registration Statement, for the registration under the Securities Act of 1933, as amended, of the increase in awards and shares of the Common Stock of the Company granted or issuable under the Company's 2005 Stock Incentive Plan, as it was amended effective May 6, 2008 and as it may be amended from time to time, and any other securities of the Company which the Company's Board of Directors authorizes to be included in such Registration Statement; and (2) to take any and all actions necessary or required in connection with such Registration Statement and amendments to comply with the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Signature	Title	Date
/s/ Mark E. Goldstein Mark E. Goldstein	President, Chief Executive Officer and Director	December 4, 2008
/s/ Jeffrey R. Hinkle Jeffrey R. Hinkle	Director	December 4, 2008
/s/ Jeffry B. Johnson Jeffry B. Johnson	Chief Financial Officer and Director	December 4, 2008
/s/ Dennis P. Passantino Dennis P. Passantino	Director	December 4, 2008
/s/ Carl A. Bellini Carl A Bellini	Director	July 1, 2008
/s/ Dennis H. Field Dennis H. Field	Director	July 1, 2008
/s/ Gerald J. Laber Gerald J. Laber	Director	July 1, 2008